Item 77M

One September 25, 2012, the Board of Directors of Stonebridge Funds Trust (the “Selling Corporation”) approved the Agreement and Plan of Reorganization pursuant to which the Stonebridge Small-Cap Growth Fund and the Stonebridge Institutional Small-Cap Growth Fund (the “Selling Funds”) would transfer all of each of its assets to the Stonebridge Small-Cap Growth Fund (the “Acquiring Fund”), a newly created series of the Financial Investors Trust (the “Reorganization”).  The Board of Directors of the Selling Corporation has determined that the Reorganization is in the best interests of the Selling Funds and that the interests of the existing shareholders of the Selling Funds will not be diluted as a result of the Reorganization.  The Reorganization will consist of:  (i) the transfer of all the assets of each of the Selling Funds to the Acquiring Fund, in exchange solely for voting shares of beneficial interest, no par value per share, of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of each of the Selling Funds; immediately followed by (ii) the distribution of the shares of the Acquiring Fund to shareholders, of the Selling Funds and the termination, dissolution and complete liquidation of the Selling Funds.

On February 15, 2013, shareholders of the Selling Funds approved the Agreement and Plan of Reorganization and the Reorganization was consummated on February 19, 2013.

The  circumstances and details of the merger are  contained  in the  November  19, 2012 SEC Filing, Registration Statement on Form N-14, accession number 0001193125-12-475824 and such filing is herein  incorporated by reference as an exhibit to the Sub-Item 77M of Form N-SAR.